UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Apptio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

03835C108

(CUSIP Number)

Sachin Gupta

Apptio, Inc.

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

(866) 470-0320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835C108

1.	NAMES OF REPORTING PERSONS Sachin Gupta
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,753,575
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,753,575
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,753,575
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Apptio, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Sachin Gupta (the “Reporting Person”).

(b)	The address of the principal business office of the Reporting Person is 11100 NE 8th Street, Suite 600 Bellevue, WA 98004.

(c)	The Reporting Person is the president, chief executive officer and a member of the board of directors of the Issuer.

(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person’s beneficial ownership of Class A Common Stock includes 4,974,240 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”) acquired in connection with the Issuer’s initial public offering of its Class A Common Stock, which closed on September 28, 2016, of which 4,260,652 shares are held by the Reporting Person directly and 713,588 shares are held by the Reporting Person indirectly through Sachin Gupta, Trustee of the PG GRAT of 2016 dated July 19, 2016. In connection with the Issuer’s initial public offering, shares of equity securities beneficially owned by the Reporting Person were converted into shares of Class B Common Stock on a one-for-one basis. Shares of Class B Common Stock are convertible at any time, at the holder’s election, into Class A Common Stock on a one-for-one basis.

The Reporting Person’s beneficial ownership of Class A Common Stock also includes 754 shares of Class A Common Stock received by the Reporting Person in the first quarter of 2017 pursuant to a pro rata distribution of shares by an investment fund in which the Reporting Person had an ownership interest and 778,581 shares of Class B Common Stock issuable pursuant to stock options vested and exercisable within 60 days of December 6, 2017, subject to the Reporting Person’s continued service. The Reporting Person holds additional options and restricted stock units to purchase or convert into 360,619 shares of Class A Common Stock which are not vested and exercisable within 60 days of December 6, 2017. These securities are governed by the Issuer’s 2011 Executive Equity Incentive Plan (the “2011 Plan”) and the 2016 Equity Incentive plan (the “2016 Plan”) and were granted in connection with the Reporting Person’s service as an officer of the Issuer. No additional consideration was paid by the Reporting Person in connection with the receipt of such options.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of Class A Common Stock beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering. The Reporting Person is a co-founder and the president, chief executive officer and a member of the board of directors of the Issuer. Prior to the Issuer’s initial public offering, the Reporting Person beneficially owned approximately 18.7% of the equity securities of the Issuer.

The Reporting Person has no present plans or proposals for acquisition of additional shares or for disposition of the shares beneficially owned by him, other than periodic sales of shares pursuant to Rule 10b5-1 trading plans adopted by the Reporting Person on March 6, 2017. The Reporting Person, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Person may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of December 6, 2017, the Reporting Person beneficially owns 5,753,575 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 754 shares of Class A Common Stock, 4,974,240 shares of Class A Common Stock issuable upon conversion of 4,974,240 shares of Class B Common Stock and 778,581 shares of Class B Common Stock issuable pursuant to stock options vested and exercisable within 60 days of December 6, 2017, subject to the Reporting Person’s continued service. The Reporting Person holds additional options and restricted stock units to purchase or convert into 360,619 shares of Class A Common Stock which are not vested and exercisable within 60 days of December 6, 2017. The Reporting Person’s holdings represent approximately 19.7% of the Issuer’s Class A Common Stock.[1] Each share of Class B Common Stock entitles the holder to 10 votes for each share of Class A Common Stock, and shares of Class A and Class B Common Stock vote together as a single class in all matters submitted to a vote of stockholders. The Reporting Person beneficially owns shares representing approximately 28.7% of the total voting power of the combined voting classes of the capital stock of the Issuer. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, the percentage of class beneficially owned would be 14.0%.

(b)	As of December 6, 2017, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of 5,753,575 shares of Class A Common Stock beneficially owned by him.

(c)	Except as disclosed in Item 3 and Item 5, the Reporting Person has not effected any transactions with respect to the shares of Class A Common Stock beneficially held by him during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is the president and chief executive officer of the Issuer and is a member of the Issuer’s board of directors and, accordingly, may have the ability to effect and influence control of the Issuer.

[1]	Calculated as the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and as converted Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 23,087,064 shares of Class A Common Stock outstanding as of October 26, 2017, as reported in the Issuer’s Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2017, filed October 31, 2017, as adjusted for the Reporting Person’s sale of an aggregate number of 370,593 shares of Class A Common Stock during the period of November 2, 2017 and December 6, 2017, the sum of which is 23,457,657, and (ii) 5,752,821 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

The Reporting Person is a party to the Amended and Restated Investors’ Rights Agreement dated as May 3, 2013, by and among the Issuer and certain investors of the Issuer (the “Rights Agreement”). Beginning six months following the Issuer’s initial public offering, various parties to the Rights Agreement have the right to demand that the Issuer use its best efforts to file a registration statement for the registration of the offer and sale of at least such number of shares as will result in anticipated offering proceeds in excess of $10.0 million. In addition, at any time after the Issuer is qualified to file a registration statement on Form S-3, various parties to the Rights Agreement have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold equals at least $1.0 million. If the Issuer proposes to register the offer and sale of any of its securities either for its own account or for the account of other stockholders, various parties to the Rights Agreement have the right, subject to certain exceptions, to include their shares in such registration statement. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, as amended, included as Exhibit 4.2 and Exhibit 4.2A to the Registration Statement.

The Reporting Person is also a party to agreements under the 2011 Plan and 2016 Plan. In December 2011, the Reporting Person received a stock option exercisable for 450,000 shares of Class B Common Stock at a price of $2.39 per share, all of which are exercisable within 60 days of December 6, 2017. In June 2014, the Reporting Person received a stock option exercisable for 182,000 shares of Class B Common Stock at a price of $11.46 per share, of which 174,416 are exercisable within 60 days of December 6, 2017. In November 2015, the Reporting Person received a stock option exercisable for 400,000 shares of Class B Common Stock at a price of $14.31 per share, of which 154,165 are exercisable within 60 days of December 6, 2017. In May 2017, the Reporting Person received a stock option exercisable for 54,400 shares of Class A Common Stock at a price of $14.04 per share, none of which are exercisable within 60 days of December 6, 2017. In May 2017, the Reporting Person received an award of restricted stock units exercisable for 52,800 shares of Class A Common Stock, none of which are exercisable within 60 days of December 6, 2017.

Other than the agreements and relationships between the Reporting Persons described in Item 5 above in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Title	Incorporation by Reference
		Form	File No.	Exhibit	Filing Date

7.1	Form of Stock Option Grant Notice and Stock Option Agreement under the 2011 Executive Equity Incentive Plan, as amended	S-1	333-213334	10.18	August 26, 2016

7.2	Amended and Restated Investors’ Rights Agreement, dated May 3, 2013, by and among the registrant and the investors and founders named therein	S-1	333-213334	4.2	August 26, 2016

7.3	Amendment to the Amended and Restated Investors’ Rights Agreement, dated October 11, 2013	S-1	333-213334	4.2A	August 26, 2016

7.4	Form of Stock Option Grant Notice and Stock Option Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.21	September 12, 2016

7.5	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the 2016 Equity Incentive Plan	S-1/A	333-213334	10.23	September 12, 2016

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

/s/ Sachin Gupta
Sachin Gupta